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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                    Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                             Provident Bancorp, Inc.
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                 (Exact name of issuer as specified in charter)

                 One East Fourth Street, Cincinnati, Ohio 45202
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                    (Address of principal executive offices)

         Issuer's telephone number, including area code (513) 579-2000
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         I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

         Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

         1.       Title of security          Common Stock
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         2.       Number of shares outstanding before the change     26,395,876
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         3.       Number of shares outstanding after the change      39,593,814
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         4.       Effective date of change 12/19/96  (Distribution Date)
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         5.       Method of change:  3 for 2 stock split
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                           Specify method (such as merger, acquisition,
                           exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

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             Give brief description of transaction      Three for two stock
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split to holders of record December 12, 1996: Distribution December 19,
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1996
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                          II. CHANGE IN NAME OF ISSUER

         1.       Name prior to change

         2.       Name after change

         3.       Effective date of charter amendment changing name

         4.       Date of shareholder approval of change, if required


Date    December 12, 1996    Leslie C. Nomeland        , Senior Counsel
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                                    (Officer's signature and title)